                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
 X  Form 10-K      Form 20-F     Form 11-K       Form 10-Q      Form N-SAR
----           ----          ----           ----            ----

                  FOR PERIOD ENDED:  December 31, 2000
                                   ----------------------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

E-xact Transactions Ltd.
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Full Name of Registrant


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Former Name if Applicable

555 West Hastings St, Suite 2410
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Address of Principal Executive Office (Street and Number)

Vacouver, B.C. V6B 4N6
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
                  calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                  following the prescribed due date; and
[X]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED.)

         The audited financials and 10K are not yet completed.

PART IV - OTHER INFORMATION


         Name and telephone number of person to contact in regard to this notification:

                Peter Fahlman                      604           691-1670
         ----------------------------------    -----------  ------------------
                    (Name)                     (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes  [ ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            E-Xact Transactions, Ltd
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 1, 2001               By: /s/ Peter Fahlman
     --------------------              -----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS


         This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         1. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         2. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         3. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

April 1, 2000

Securities and Exchange Commission
Washington, DC


Gentlemen:

RE:  E-XACT TRANSACTIONS LTD.

We are the independent auditors of E-xact Transactions Ltd. We confirm that the audit of E-xact Transactions Ltd.'s financial statements for the year ended December 31, 2000 to be included in the Company's filing on Form 10-Ksb is not yet complete and cannot be completed by the required filing date of March 31, 2001 without unreasonable cost and effort.


Sincerely,

/s/ Deloitte & Touche LLP

Vancouver, Canada